UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*

THE ELDER-BEERMAN STORES CORP. (Name of Issuer)
Common Stock, no par value per share (Title of Class of Securities)
284470101 (CUSIP Number)
Stuart J. Lissner, Managing Director
PPM America, Inc.
225 West Wacker Drive, Suite 1200
Chicago, IL 60606 (312) 634-2501
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 12, 2000 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 284470101

1.	Names of Reporting Persons. PPM America Special Investments Fund, L.P. I.R.S. Identification No. 36-4086849

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,231,244

	9.	Sole Dipositive Power None

	10.	Shared Dipositive Power 1,231,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,244

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.77%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 284470101

1.	Names of Reporting Persons. PPM America Fund Management GP. Inc. I.R.S. Identification No. 36-4086845

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,231,244 (1)

	9.	Sole Dipositive Power None

	10.	Shared Dipositive Power 1,231,244 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,231,244 (1)

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.77%

14.	Type of Reporting Person CO

(1) All of the securities covered by this report are owned legally by PPM America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.
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SCHEDULE 13D
CUSIP No. 284470101

1.	Names of Reporting Persons. PPM America Special Investments CBO II, L.P. I.R.S. Identification No. 98-0179401

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 735,624

	9.	Sole Dipositive Power None

	10.	Shared Dipositive Power 735,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 735,624

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.43%

14.	Type of Reporting Person PN
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SCHEDULE 13D
CUSIP No. 284470101

1.	Names of Reporting Persons. PPM America CBO II Management Company I.R.S. Identification No. 98-0179391

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 735,624 (2)

	9.	Sole Dipositive Power None

	10.	Shared Dipositive Power 735,624 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 735,624 (2)

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.43%

14.	Type of Reporting Person CO

(2) All of the securities covered by this report are owned legally by PPM America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.
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SCHEDULE 13D
CUSIP No. 284470101

1.	Names of Reporting Persons. PPM America, Inc. I.R.S. Identification No. 36-3714794

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 1,966,868 (3)

	9.	Sole Dipositive Power None

	10.	Shared Dipositive Power 1,966,868 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,966,868 (3)

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 17.20%

14.	Type of Reporting Person IA

(3) All of the securities covered by this report are owned legally by SIF I or CBO II, and none are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of both SIF I GP and CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of any of the securities covered by this statement.
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Capitalized terms used herein without definitions shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 2. Identity and Background.

         (1)  PPM America Special Investments Fund, L.P. ("SIF I")
         (2)  PPM America Fund Management GP, Inc. ("SIF I GP")
         (3)  PPM America Special Investments CBO II, L.P. ("CBO II")
         (4)  PPM America CBO II Management Company ("CBO II GP")
         (5)  PPM America, Inc. ("PPM America")

Collectively referred to hereinafter as "PPM."

            Each of SIF I, SIF I GP, CBO II, CBO II GP, and PPM America is organized under the laws of the State of Delaware.  SIF I and CBO II are investment funds.  SIF I GP serves as the managing general partner of SIF I.  CBO II GP serves as the general partner of CBO II.  PPM America serves as investment manager/adviser to each of SIF I and CBO II.  The principal business of PPM America is performing investment advisory services for clients.  The address for SIF I, SIF I GP, CBO II, and CBO II GP is:

225 West Wacker Drive
Suite 1100A
Chicago, Illinois  60606

The address for PPM America is:
225 West Wacker Drive
Suite 1200
Chicago, Illinois  60606

            The directors and officers of SIF I GP are as follows:

Directors: Leandra R. Knes Bruce Gorchow Mark B. Mandich Charles Macaluso Michael Salvati

Officers:

Leandra R. Knes (President)

Mark B. Mandich (Executive V.P.)

Lori C. Seegers (Secretary)

Mark B. Mandich (Treasurer)

Stuart J. Lissner (Assistant Secretary)

Grant Davidson (2nd Assistant Secretary)

Michael Salvati (3rd Assistant Secretary)

Brian Schinderle (Senior Vice President)

Kenneth Schlemmel (Senior Vice President)

Stuart J. Lissner (Vice President)

All of the directors and officers of SIF I GP are United States citizens.

            The managing general partner of CBO II GP is PPM MGP (Bermuda), Ltd. ("PPM MGP").  PPM MGP is a Bermuda corporation.  The officers and directors of PPM MGP are as follows:

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Directors:

Leandra R. Knes

Bruce Gorchow

Mark B. Mandich

Charles Macaluso

Michael Salvati

James Macdonald

John Collis

Donald Maclolm

Brian Schinderle (Alternate)

Kenneth Schlemmel (Alternate)

Charles Collis (Alternate)

Officers:

Leandra R. Knes (President)

Mark B. Mandich (Executive V.P.)

Michael Ashford (Secretary)

Mark B. Mandich (Treasurer)

Stuart J. Lissner (Assistant Secretary)

Lori C. Seegers (2nd Assistant Secretary)

Brian Schinderle (Senior Vice President)

Kenneth Schlemmel (Senior Vice President)

Stuart J. Lissner (Vice President)

All of the directors and officers of PPM MGP other than Messrs. Macdonald, John Collis, Malcolm and Ashford are United States citizens.  Messrs. Macdonald, John Collis, Malcolm and Ashford are citizens of Bermuda.

The special general partner of CBO II GP is PPM America Executive Employee II, L.L.C. ("PPM AEE").  The manager of PPM AEE is PPM Holdings, Inc.

            The directors and officers of PPM America are as follows:

Directors: Leandra R. Knes Bruce Gorchow Mark B. Mandich	Officers: Leandra R. Knes (President) Mark B. Mandich (Chief Operating Officer) Mark B. Mandich (Executive V.P.) Lori C. Seegers (Secretary) Grant Davidson (Assistant Secretary)

All of the directors and officers of PPM America are United States citizens.

            No disclosure under Item 2(d) or 2(e) is required with respect to any of the above-named persons.

            Schedule I contains certain revised information concerning the parent companies of PPM.

Item 5.  Interest in Securities of the Issuer.

            On August 29, 2000, the Company filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO in which the Company announced its intention to commence a self-tender offer for up to 3,333,333 shares of Common Stock at prices not greater than $6.00 per share nor less than $4.50 per share.  On September 8, 2000, the Company commenced the self-tender offer.  The Company's self-tender offer expired at midnight on October 5, 2000.  According to Amendment No. 5 to the Company's Tender Offer Statement on Schedule TO, dated October 12, 2000, the Company accepted for payment a total of 3,462,363 shares of Common Stock at a purchase price of $5.00 per share.  Prior to the purchase of the shares pursuant to the self-tender offer, 14,899,689 shares of Common Stock of the Company were outstanding.  Following the purchase of the shares pursuant to the self-tender offer, approximately 11,437,326 shares of Common Stock were outstanding.

            As a result of the reduction in the number of outstanding shares of Common Stock following the self-tender offer:

  the percentage of the outstanding Common Stock of the Company reported by PPM America herein rose from 13.18% to 17.20% in the aggregate;
  the percentage of the outstanding Common Stock of the Company owned by SIF I rose from 8.25% to 10.77% in the aggregate; and
  the percentage of the outstanding Common Stock of the Company owned by CBO II rose from 4.93% to 6.43% in the aggregate.

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            PPM America has acquired no additional Common Stock of the Company, through open market purchases or otherwise, since February 28, 2000, which acquisition was previously reported on this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

          1. Schedule I

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Signature After reasonable inquiry and to the best of its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: April 24, 2001
PPM America, Inc.
By:	/s/ Stuart J. Lissner Stuart J. Lissner
Title:	Managing Director
PPM America Special Investments Fund, L.P.
By:	PPM America Fund Management GP. Inc. its managing general partner
By:	/s/ Stuart J. Lissner Stuart J. Lissner
Title:	Managing Director
PPM America Fund Management GP, Inc.
By:	/s/ Stuart J. Lissner Stuart J. Lissner
Title:	Managing Director
PPM America Special Investments CBO II, L.P.
By:	PPM America CBO II Management Company, its general partner
By:	PPM MGP (BERMUDA), LTD. As Managing General Partner of the General Partner
By:	/s/ Stuart J. Lissner Stuart J. Lissner
Title:	Vice President
PPM America CBO II Management Company
By:	PPM MGP (BERMUDA), LTD. its Managing General Partner
By:	/s/ Stuart J. Lissner Stuart J. Lissner
Title:	Vice President

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SCHEDULE I

CERTAIN INFORMATION CONCERNING THE PARENT COMPANIES OF PPM

          SIF I GP, PPM MGP and PPM America are all 100% owned by PPM Holdings, Inc., a Delaware corporation ("Holdings").  The address of the principal executive offices of Holdings is 225 West Wacker Drive, Suite 1200, Chicago, IL 60606.  Holdings' directors and officers are as follows:

Directors: Leandra R. Knes Bruce Gorchow Mark B. Mandich	Officers: Leandra R. Knes (President) Mark B. Mandich (Chief Operating Officer) Mark B. Mandich (Executive Vice President) Lori C. Seegers (Secretary) Grant Davidson (Assistant Secretary)

All of the directors and officers of Holdings are United States citizens.

          To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Holdings.

          Holdings' sole stockholder is Holborn Delaware Partnership ("Holborn").  The partners of Holborn are Prudential One Limited ("POL") (80% Partnership Interest), Prudential Two Limited (10% Partnership Interest) and Prudential Three Limited (10% Partnership Interest).  The sole stockholder of POL is Prudential Corporation Holdings Limited ("Prudential Holdings").

          To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to POL or Prudential Holdings.

          Prudential plc, a UK public limited company ("Prudential"), is the sole shareholder of Prudential Holdings and the ultimate parent of PPM.  The address of the principal executive offices of Prudential is Laurence Pountney Hill, London EC4R OHH, United Kingdom.  Prudential's directors and (officers) are as follows:

Sir Roger Hurn J. W. Bloomer P. M. Maynard Sir David Barnes K. L. Bedell-Pearce P. Broadley J. A. Burdus Michael McLintock Roberto Mendoza R. O. Rowley A. D. Stewart M. E. Tucker	(Chairman) (Chief Executive) (Secretary)
To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Prudential.
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